EXHIBIT 99.1

Eupraxia Pharmaceuticals to Present at Investor and Scientific Conferences in April and May

VICTORIA, British Columbia, April 24, 2025 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary DiffuSphere™ technology designed to optimize drug delivery for applications with significant unmet need, today announced that the Company’s management and scientific teams will present at the following investor and scientific conferences in April and May:

Osteoarthritis Research Society International World Congress April 24-27, 2025

Dr. Phil Conaghan, a member of the Company’s OA Clinical Advisory Board, will be presenting a poster on the Company’s behalf at the Osteoarthritis Research Society International (“OARSI”) World Congress 2025, being held April 24-27, 2025 in Incheon (Seoul), South Korea.

Poster Details

Poster Title: EP-104IAR (extended-release intra-articular injection of fluticasone propionate) shows sustained pain response for subjects with moderate baseline pain and BMI less than 30 in SPRINGBOARD, a Phase 2, randomized, 24-week study of osteoarthritis of the knee.

Date: Friday & Saturday, April 25-26, 2025
Presentation Time: 3:30 – 4:15 PM KST
Abstract ID: 4203902
Poster Number: 635

Digestive Disease Week Annual Meeting May 3-6, 2025

The Company will be presenting data from the ongoing Phase 1b study of EP-104GI for the treatment of eosinophilic esophagitis (“EoE”) at the upcoming Digestive Disease Week (“DDW”) Annual Meeting 2025.

Dr. Evan Dellon, Chair of the Company’s GI Clinical Advisory Board, will be presenting the poster on the Company’s ongoing Phase 1b/2a dose-escalation study of EP-104GI for EoE. Eupraxia's Chief Operating & Scientific Officer, Dr. Amanda Malone, will be presenting the poster on epidemiology of esophageal strictures.

The meeting is being held in San Diego, CA, from May 3-6, 2025. Both posters will be presented on May 3, 2025.

Poster Details

Poster Title #1: Results from dose escalation from RESOLVE, an ongoing Phase 1b/2a dose-escalation study of EP-104GI (long-acting fluticasone propionate injectable suspension) for eosinophilic esophagitis.

Date: Saturday, May 3, 2025
Presentation Time: 12:30 – 1:30 PM PDT
Abstract ID: 4236223
Poster Number: SA1223

Poster Title #2: Prevalence and Causes of severe esophageal strictures requiring multiple dilations in the United States.

Date: Saturday, May 3, 2025
Presentation Time: 12:30 – 1:30 PM PDT
Abstract ID: 4233642
Poster Number: SA1109

Bloom Burton & Co. Healthcare Investor Conference May 5-6, 2025

Eupraxia’s CEO, Dr. James Helliwell, will be presenting on May 5th, 2025, at 3:30pm ET at the Bloom Burton & Co. Healthcare Investor Conference being held at the Metro Toronto Convention Centre, and will participate in investor meetings at the conference on May 5th and 6th.

Interested parties can access the presentation through the following link:

Webcast link here.

European Society for Diseases of the Esophagus Annual Congress May 11-13, 2025

Dr. Arjan Bredenoord, a member of the Company’s GI Clinical Advisory Board, will be presenting at the 27th European Society for Diseases of the Esophagus (“ESDE”) Annual Congress on behalf of the Company on May 12th, 2025, at 3:07pm CET at the Pinnacle Hall, Muziekgebouw 't IJ, Amsterdam. Dr. Bredenoord will give a 5-minute presentation, followed by a 2-minute discussion.

After the respective conferences, the poster presentations will be available on Eupraxia's website at:

https://eupraxiapharma.com/our-science/clinical-trials-and-publications/default.aspx

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the DiffuSphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia's DiffuSphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia's EP-104GI is currently in a Phase 1b/2a trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee osteoarthritis. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “suggests”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes”, “potential” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding details of the Company’s presentations at the OARSI World Congress, the DDW Annual Meeting, the Bloom Burton & Co. Healthcare Investor Conference and the ESDE Annual Congress; the Company's product candidates, including their expected benefits to patients with respect to safety, tolerability, efficacy and duration; the results gathered from studies and trials of Eupraxia's product candidates; the potential for the Company’s technology to impact the drug delivery process; potential market opportunity for the Company’s products; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the potential impact of tariffs on the cost of the Company’s API and clinical supplies of EP-104IAR and EP-104GI; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:
Danielle Egan, Eupraxia Pharmaceuticals Inc.
778.401.3302
degan@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617.283.2856
kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.